☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 000-23554

CUSIP NUMBER 459028106

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I - REGISTRANT INFORMATION

INTERNATIONAL ASSETS HOLDING CORPORATION
Full Name of Registrant

220 East Central Parkway Suite 2060 Altamonte Springs, FL 32701
Address of Principal Executive Office

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed the period.

The Company has been unable to complete its Form 10-QSB on a timely basis due to the need to restate the Company’s financial statements for the fiscal years ended September 30, 2002, 2003 and 2004 and the fiscal quarter ended December 31, 2004, as reported in the Company’s Form 8-K filed on May 17, 2005.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Brian T. Sephton	(407)	741 5309
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

INTERNATIONAL ASSETS HOLDING CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2005

INTERNATIONAL ASSETS HOLDING CORPORATION

By:	/s/ Brian T. Sephton
Brian T. Sephton
Chief Financial Officer